UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40712

Cardiol Therapeutics Inc.
(Translation of registrant's name into English)

602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated August 6, 2025 - Cardiol Therapeutics Announces Topline Results from the Phase II ARCHER Trial of CardiolRx™ in Acute Myocarditis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: August 6, 2025	By:	/s/ Chris Waddick

Chris Waddick
	Title:	Chief Financial Officer